APPENDIX A:
INVESTMENT RISKS

LIMITED OPERATING HISTORY

1487 Brewery is a newly established entity and has no history for prospective investors to consider.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of 1487 Brewery to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which 1487 Brewery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, 1487 Brewery is a newly established entity and therefore has no operating history from which forecasts could be projected with.

CHANGES IN ECONOMIC CONDITIONS COULD HURT 1487 BREWERY

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect 1487 Brewery's financial performance or ability to continue to operate. In the event 1487 Brewery ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither 1487 Brewery nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with 1487 Brewery or management), which is responsible for monitoring 1487 Brewery's compliance with the law. 1487 Brewery will not be required to implement these and other investor protections.

YOU DO HAVE A DOWNSIDE

Conversely, if 1487 Brewery fails to generate enough revenue, you could lose some or all of your money.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. 1487 Brewery competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from 1487 Brewery's core business or the inability to compete successfully against the with other competitors could negatively affect 1487 Brewery's financial performance.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of 1487 Brewery, and the revenue of 1487 Brewery can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of 1487 Brewery to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.